Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857

Shanghai Stock Exchange Stock Code: 601857)

Results Announcement for the year ended December 31, 2016

(Summary of the 2016 Annual Report)

1	Important Notice

1.1 This Results Announcement is a summary of the full version of the 2016 Annual Report. To get a full understanding of the operating results, financial position and future development plan of PetroChina Company Limited (the “Company”), investors should read the full version of the 2016 Annual Report carefully. The full version of the 2016 Annual Report is published on the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkex.com.hk) and the Company (website: http://www.petrochina.com.cn).

1.2 The Board of Directors (the “Board” or “Board of Directors”) of the Company, the Supervisory Committee and the Directors, Supervisors and senior management of the Company warrant the truthfulness, accuracy and completeness of the information contained in the annual report and that there are no material omissions from, or misrepresentation or misleading statements contained in the annual report, and jointly and severally accept full responsibility thereof.

1.3 Except that Mr. Shen Diancheng, a non-executive Director, Mr. Liu Hongbin, a non-executive Director and Mr. Zhao Zhengzhang, an executive Director were absent from the second meeting of the Board in 2017, other Directors have attended the second meeting of the Board in 2017.

1.4 The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”), respectively. The financial statements of the Group for 2016, which have been prepared in accordance with CAS and IFRS, have been audited by KPMG Huazhen LLP and KPMG Certified Public Accountants, respectively. Both firms have issued unqualified opinions on the financial statements.

1.5 Corporate Information

The Company was established as a joint stock company with limited liability under the Company Law of the People’s Republic of China (the “PRC” or “China”) on November 5, 1999 as part of the restructuring of China National Petroleum Corporation (“CNPC”).

The Group is the largest oil and gas producer and seller occupying a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Group principally engages in, among others, the exploration, development, production and sales of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products; the marketing and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

The American Depositary Shares (the “ADSs”), H shares and A shares of the Company were listed on the New York Stock Exchange, the Hong Kong Stock Exchange and Shanghai Stock Exchange on April 6, 2000, April 7, 2000 and November 5, 2007, respectively.

Stock name	PetroChina	PetroChina	PetroChina

Stock code	857	PTR	601857

Place of listing	Hong Kong Stock Exchange	The New York Stock Exchange, Inc.	Shanghai Stock Exchange

Contact persons and means of communication	Secretary to the Board of Directors	Representative on Securities Matters	Chief Representative of the Hong Kong Representative Office

Name	Wu Enlai	Liang Gang	Wei Fang

Address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC		Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong

Postal code	100007

Telephone	86 (10) 5998 6270	86 (10) 5998 6959	(852) 2899 2010

Facsimile	86 (10) 6209 9557	86 (10) 6209 9559	(852) 2899 2390

Email address	jh_dong@petrochina.com.cn	liangg@petrochina.com.cn	hko@petrochina.com.hk

1.6 In return for the shareholders, the second meeting of the Board in 2017 recommends a final cash dividend of RMB0.03801 yuan (inclusive of applicable tax) per share for 2016 to all shareholders, based on the total share capital of the Company as at December 31, 2016, namely 183,020,977,818 shares. The cash dividend consists of a dividend of RMB0.01801 yuan per share (based on 45% of the net profit of the Group for the second half of 2016) together with an additional final special dividend of RMB0.02 yuan per share. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming 2016 annual general meeting to be held on June 8, 2017.

2	Key Financial Data and Changes in Shareholders

2.1 Key Financial Data Prepared under IFRS

Unit: RMB million
Items	For the year 2016	For the year 2015	Changes from the preceding year to this year (%)	For the year 2014
Revenue	1,616,903	1,725,428	(6.3)	2,282,962
Profit attributable to owners of the Company	7,857	35,517	(77.9)	107,172
Net cash flows from operating activities	265,179	261,312	1.5	356,477
Basic earnings per share (RMB)	0.04	0.19	(77.9)	0.59
Diluted earnings per share (RMB)	0.04	0.19	(77.9)	0.59
Return on net assets (%)	0.7	3.0	(2.3 percentage points )	9.1

Items	As at the end of 2016	As at the end of 2015	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2014
Total assets	2,396,651	2,393,844	0.1	2,405,473
Equity attributable to owners of the Company	1,189,024	1,179,716	0.8	1,175,894

2.2 Key Financial Data Prepared under CAS

Unit: RMB million
Items	For the year 2016	For the year 2015	Changes from the preceding year to this year (%)	For the year 2014
Operating income	1,616,903	1,725,428	(6.3)	2,282,962
Operating profit	48,874	56,430	(13.4)	153,877
Net profit attributable to equity holders of the Company	7,900	35,653	(77.8)	107,173
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	2,634	18,394	(85.7)	110,076
Net cash flows from operating activities	265,179	261,312	1.5	356,477
Weighted average returns on net assets (%)	0.7	3.0	(2.3 percentage points )	9.3
Total share capital at the end of the period (hundred million share)	1,830.21	1,830.21	—	1,830.21
Basic earnings per share (RMB)	0.04	0.19	(77.8)	0.59
Diluted earnings per share (RMB)	0.04	0.19	(77.8)	0.59

Items	As at the end of 2016	As at the end of 2015	Changes from the end of the preceding year to the end of this year (%)	As at the end of 2014
Total assets	2,396,950	2,394,094	0.1	2,405,376
Equity attributable to equity holders of the Company	1,189,319	1,179,968	0.8	1,176,010

Items	First Quarter 2016	Second Quarter 2016	Third Quarter 2016	Fourth Quarter 2016
Operating income	352,830	386,237	411,370	466,466
Net (loss)/ profit attributable to equity holders of the Company	(13,786)	14,314	1,196	6,176
Net (loss)/ profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	(13,585)	4,094	448	11,677
Net cash flows from operating activities	61,032	50,810	79,075	74,262

2.3 Number of Shareholders and Shareholdings

The number of shareholders of the Company as at December 31, 2016 was 580,496, consisting of 573,304 holders of A shares and 7,192 registered holders of H shares (including 223 holders of the ADSs). The minimum public float requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) are satisfied.

Number of shareholders as at the end of 2016	580,496		Number of shareholders as at the end of one month preceding publication of this announcement (i.e. as at February 28, 2017)			570,210
Shareholdings of the top ten shareholders as at the end of 2016

Name of shareholders	Nature of shareholders	Percentage of shareholding (%)	Number of shares held		Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
CNPC	State-owned	86.01	157,409,693,528	(1)	0	0

HKSCC Nominees Limited(2)	Overseas legal person	11.40	20,859,567,068	(3)	0	0

China Securities Finance Corporation Limited	State-owned legal person	0.612	1,119,324,609		0	0

China Baowu Steel Group Corporation (4)	State-owned legal person	0.341	624,000,000		0	0

Central Huijin Asset Management Co., Ltd.	State-owned legal person	0.113	206,109,200		0	0

Hong Kong Securities Clearing Company Limited (HKSCC) (5)	Overseas legal person	0.024	43,700,103		0	0

Industrial and Commercial Bank of China Limited - Shanghai 50 Index ETF Securities Investment Fund	Other	0.020	36,014,403		0	0

National Social Insurance Fund-112 Portfolio	State-owned legal person	0.014	26,085,157		0	0

Abu Dhabi Investment Authority	Other	0.010	18,574,799		0	0

China Construction Bank Corporation - Shanghai 180 Index ETE Securities Investment Fund	Other	0.007	13,135,696		0	0

Note (1):	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
(2):

HKSCC Nominees Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and it acts as a nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.

(3):

291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

(4):	Formerly Baosteel Group Corporation, which was renamed as China Baowu Steel Group Corporation Limited on November 17, 2016.
(5):

Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and, acting as a nominee holder, holds the A shares of the Company in Shanghai Stock Exchange purchased by investors through the Hong Kong Stock Exchange.

Statement on connected parties or concert parties among the above-mentioned shareholders:

Except for HKSCC Nominees Limited and Hong Kong Securities Clearing Company Limited that are both the wholly-owned subsidiaries of Hong Kong Exchanges and Clearing Limited, and China Securities Finance Corporation Limited and Central Huijin Asset Management Co., Ltd. that are holders of ordinary shares of Industrial and Commercial Bank of China Limited and China Construction Bank Corporation, the Company is not aware of any connection among or between the above top ten shareholders or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

2.4 Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at December 31, 2016, so far as the Directors are aware, persons other than a Director, Supervisor or senior management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance are as follows:

Name of shareholders	Nature of shareholding	Number of shares		Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	157,409,693,528 (L)		Beneficial Owner	97.21	86.01

	H Shares	291,518,000 (L)	(1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16

BlackRock, Inc. (2)	H Shares	1,454,633,675 (L)		Interest of Corporation Controlled by the Substantial Shareholder	6.89	0.79

		7,669,600 (S)			0.04	0.004

JPMorgan Chase & Co. (3)	H Shares	1,377,654,364 (L)		Beneficial Owner/ Investment Manager/Trustee(other than Bare Trustee) / Custodian Corporation/Approved Lending Agent	6.52	0.75

		144,027,016 (S)		Beneficial Owner	0.68	0.08

		773,135,295 (LP)		Custodian Corporation/Approved Lending Agent	3.66	0.42

(L) Long position    (S) Short position    (LP) Lending pool

Note (1):

291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

(2):

Blackrock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,454,633,675 H shares (long position) and 7,669,600 H shares (short position) were held in its capacity as interest of corporation controlled by the substantial shareholder.

(3):

JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 603,532,969 H shares (long position) and 144,027,016 H shares (short position) were held in its capacity as beneficial owner, 961,000 H shares (long position) were held in its capacity as investment manager, 25,100 H shares (long position) were held in its capacity as trustee (other than bare trustee), and 773,135,295 H shares (long position) were held in its capacity as custodian corporation/approved lending agent. These 1,377,654,364 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager , trustee (other than bare trustee) and custodian corporation/approved lending agent.

As at December 31, 2016, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

2.5 Structure Chart on Ownership and Controlling Relationship between the Company and the Ultimate Controller

Note:	Such figure includes the 291,518,000 H shares held by CNPC through its overseas wholly-owned subsidiary, Fairy King Investments Limited.

3	Directors’ Report

3.1 Discussion and Analysis of Operations

In 2016, the global economic recovery was slow, and China’s economy experienced the same situation but tended to be stable, with the overall developments maintained within a reasonable range. The overall supply and demand in the global oil and gas market was generally relaxed and the international oil prices kept fluctuating at a low level. Despite the complicated and severe domestic and international economic environment, the Group adhered to steady development, made overall plans for resources and markets both in the PRC and abroad, focused on developing its principal business of oil and gas operations, adjusted and optimised its production and operation based on market changes, continuously reformed and renovated on management models and improved operating systems, intensified measures for broadening sources of income and reducing expenditure as well as cutting costs and enhancing efficiency, and reinforced the base of safety and environmental protection. As a result, the production and operation of the Group was stable and under control and the operating results were better than the expectations. In 2016, due to such factors as the fall in the prices of crude oil, natural gas and refined products as compared with last year, the Group achieved a revenue of RMB1,616,903 million, representing a decrease of 6.3% as compared with last year, and the net profit attributable to owners of the Company was RMB7,857 million, representing a decrease of 77.9% as compared with last year.

3.1.1 Market Review

(1) Crude Oil Market

The supply in the international crude oil market was ample in 2016. International oil prices moved up a little after reaching the bottom, fluctuating at a low level in general. The annual average spot price of North Sea Brent crude oil was US$43.73 per barrel in 2016, representing a decrease of 16.5% as compared with last year. The annual average spot price of the West Texas Intermediate (“WTI”) crude oil was US$43.34 per barrel, representing a decrease of 11.0% as compared with last year. The average spread between WTI and North Sea Brent further narrowed, with repeated reversals in the year.

According to the information of the National Development and Reform Commission (“NDRC”), the domestic output of crude oil in 2016 was 197.71 million tons, representing a decrease of 7.3% as compared with last year.

(2) Refined Products Market

In 2016, the growth in the domestic consumption of refined products slowed down with less demand for gasoline than expected and further reduced demand for diesel. The situation of excessive supply in domestic refined products became severe. The quantity of imported and processed crude oil, operating capacity, market shares of local refineries increased significantly, leading to fiercer market competition. The net exports of refined products continued to increase.

According to the information of NDRC, domestically processed crude oil amounted to 523.72 million tons in 2016. Domestic output of refined products was 323.72 million tons. The consumption of refined products was 289.48 million tons. The domestic gasoline and diesel prices were adjusted 15 times in 2016. As a result, the reference gasoline price, in aggregate, increased by RMB1,015 yuan per ton and the reference diesel price, in aggregate, increased by RMB975 yuan per ton. The price trend of domestic refined products was broadly in line with that of crude oil prices in the international markets.

(3) Chemical Products Market

In 2016, the domestic demand for chemical products grew at a steady rate while there were relatively less import sources and most domestic chemical enterprises were under intensive maintenance, which resulted in the booming supply and demand of the chemical market. As the crude oil price continued to fluctuate at a low level, the profitability and competitiveness of petrochemical enterprises were enhanced. The prices of chemical products experienced a slight fall at the beginning of the year and kept moving up in the middle of the year. The overall performance of the chemical products market was good.

(4) Natural Gas Market

In 2016, the domestic output of natural gas grew steadily, but the growth rate continued to fall. The natural gas imports increased rapidly. The demand for natural gas continued to grow at a medium-low speed. The overall supply in the market was ample. The PRC sped up the marketisation of natural gas, promulgated regulatory policies on pipeline transportation prices and fully liberated the price of natural gas used for production of chemical fertilizers. Shanghai Oil and Gas Exchange was formally launched for on-line operation, bringing market into a stronger position in determining prices.

According to the information of NDRC, domestic output of natural gas reached 137.1 billion cubic metres in 2016, representing an increase of 1.5% as compared with last year; natural gas imports amounted to 72.1 billion cubic metres, representing an increase of 17.4% as compared with last year; and the apparent consumption of natural gas was 205.8 billion cubic metres, representing an increase of 6.6% as compared with last year.

3.1.2 Business Review

(1) Exploration and Production

Domestic Exploration

In 2016, the Group focused on obtaining reserves with economies of scale and implemented intensified pre-exploration and precise exploration in key basins and favourable zones. Steady progress was made in oil exploration. Six oil reserve zones, each of hundred million tons scale, were discovered and confirmed one after another in Changqing, Xinjiang and other regions. Outstanding results in gas exploration were also achieved. Five gas reserve zones, each of hundred billion cubic meters scale, were discovered and confirmed in the Tarim Basin and other regions.

Domestic Development and Production

In 2016, based on oil prices and market changes, the Group continuously optimised its development plan and capacity structure, pushed forward the capacity construction in key areas, improved accurate description of oil reserves and fine water injection to achieve an effective control of natural decline and ensure the overall results of development. With regard to the natural gas business, emphasis was put on key gas areas. The Group organised its production and operation in a scientific manner, maintaining a continuous growth in the output of natural gas. Changqing oilfield kept its highly efficient and steady production with an oil and gas equivalent output of 50 million tons or more. The Moxi-Longwangmiao gas field project with an annual capacity of 11 billion cubic meters in the Sichuan-Chongqing gas area and related complementary facilities, as well as the Changning-Weiyuan National-level Demonstrative Shale Gas Development Area were fully completed. In 2016, the domestic business achieved a crude oil output of 763.8 million barrels, representing a decrease of 5.3% as compared with last year, and a marketable natural gas output of 3,008.3 billion cubic feet, representing an increase of 3.6% as compared with last year, with an oil and natural gas equivalent output of 1,265.3 million barrels, representing a decrease of 1.9% as compared with last year.

Overseas Oil and Gas

In 2016, in its overseas oil and gas cooperative operations, the Group grasped such opportunities as The Belt and Road Initiative of the PRC to consolidate and develop its five major oil and gas cooperation areas, insisting on discovering quality reserves that are quickly available for use and focusing on profitable exploration. In relation to oil and gas development, the Group intensified production management and pushed forward key capacity construction, thus achieving a steady production of oil and gas. In 2016, the oil and gas equivalent output from overseas operations reached 201.3 million barrels, representing a decrease of 1.1% as compared with last year, representing 13.7% of the total oil and natural gas equivalent of the Group.

In 2016, the Group’s total crude oil output reached 920.7 million barrels, representing a decrease of 5.3% as compared with last year. The marketable natural gas output reached 3,274.5 billion cubic feet, representing an increase of 4.6% as compared with last year. The oil and natural gas equivalent output amounted to 1,466.6 million barrels, representing a decrease of 1.8% as compared with last year. As at the end of the current reporting period, the total area to which the Group had the exploration and mining right of oil and natural gas (including coalbed methane) amounted to 340.2 million acres, among which the area of exploration right was 311.3 million acres and the area of mining right was for 28.9 million acres. The number of net wells in the process of being drilled was 436. The number of wells with multiple completion during the current reporting period was 7,133.

Summary of Operations of the Exploration and Production Segment

	Unit	2016	2015	Year-on-year change (%)
Crude oil output	Million barrels	920.7	971.9	(5.3)
of which: domestic	Million barrels	763.8	806.3	(5.3)
overseas	Million barrels	156.9	165.6	(5.3)
Marketable natural gas output	Billion cubic feet	3,274.5	3,131.0	4.6
of which: domestic	Billion cubic feet	3,008.3	2,903.6	3.6
overseas	Billion cubic feet	266.2	227.4	17.0
Oil and natural gas equivalent output	Million barrels	1,466.6	1,493.9	(1.8)
of which: domestic	Million barrels	1,265.3	1,290.4	(1.9)
overseas	Million barrels	201.3	203.5	(1.1)
Proved reserves of crude oil	Million barrels	7,438	8,521	(12.7)
Proved reserves of natural gas	Billion cubic feet	78,712	77,525	1.5
Proved developed reserves of crude oil	Million barrels	5,176	6,196	(16.5)
Proved developed reserves of natural gas	Billion cubic feet	40,664	40,406	0.6

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In 2016, based on market demand, the Group made scientific arrangements for its refining and processing routines and production pace, adjusted and optimised the structures of resources and products, reasonably reduced the diesel-gasoline ratio from 1.68 last year to 1.40 this year, increased the output of highly profitable chemical products, and launched a number of new chemical products to the market, representing an increase of 3.6% in the output of chemical commodities as compared with last year. The Group increased the processing workload of high-efficiency facilities and organised overhauls and maintenance in non-peak hours to achieve safe, efficient and stable operation. Grasping the opportunities when the market took a turn for the better, the Group made a timely adjustment to its chemical products marketing strategy and developed new e-commerce platforms. As a result, the Group achieved stable growth in sales volume of high-profitability products and in high-profitability regions. In 2016, the Group processed 953.3 million barrels of crude oil, representing a decrease of 4.5% as compared with last year. Among that, 684.5 million barrels of crude oil were from the Group’s exploration and production segment, accounting for 71.8%, which was a result of good synergy. In 2016, the Group produced 86.022 million tons of refined products, representing a decrease of 6.4% as compared with last year, and 5.589 million tons of ethylene, representing an increase of 11.1% as compared with last year.

The Group pushed forward its key refining and chemicals projects in an orderly manner. The Yunnan Petrochemical project was in the process of production preparation. The construction of oil product quality upgrade and reform projects were completed as scheduled.

Summary of Operations of the Refining and Chemicals Segment

	Unit	2016	2015	Year-on-year change (%)
Processed crude oil	Million barrels	953.3	998.1	(4.5)
Gasoline, kerosene and diesel output	’000 ton	86,022	91,933	(6.4)
of which: Gasoline	’000 ton	33,275	32,258	3.2
Kerosene	’000 ton	6,058	5,493	10.3
Diesel	’000 ton	46,689	54,182	(13.8)
Crude oil processing load	%	80.3	84.2	(3.9 percentage points )
Light products yield	%	78.9	79.1	(0.2 percentage points )
Refining yield	%	93.5	93.8	(0.3 percentage points )
Ethylene	’000 ton	5,589	5,032	11.1
Synthetic Resin	’000 ton	9,078	8,215	10.5
Synthetic fibre materials and polymers	’000 ton	1,410	1,348	4.6
Synthetic rubber	’000 ton	760	713	6.6
Urea	’000 ton	1,900	2,566	(26.0)

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In 2016, the Group took active steps to cope with unfavourable conditions such as the slowdown in the growth rate of refined oil market demand and the fluctuation at a low level of market prices, including making an overall planning for domestic and overseas markets and making scientific allocation of oil products resources, so as to maximise profits while ensuring the smoothness of the whole business chain. The Group took active steps to adapt to changes in market competition and customer demand, strengthened the integrated marketing of refined products, fuel cards, non-oil business and lubricants, carried out various promotion activities, launched an APP called Zhong You Hao Ke E station for mobile phones, promoted mobile payments and strengthened the marketing of non-oil businesses. The Group kept elevating the sales capabilities of single stations. The marketing network was further improved with approximately 181 new service stations. The total number of service stations operated by the Group reached 20,895.

International Trading Operations

In 2016, in terms of the international trading operations, the Group coordinated and optimised export and import resources, put stress on the synergies, and took proactive actions to develop high-end and high-profitability markets, which further enhanced international trade scale and operation quality.

Summary of Operations of the Marketing Segment

	Unit		2016	2015	Year-on-year change (%)
Sales volume of gasoline, kerosene and diesel	’000 ton		159,107	160,097	(0.6)
of which: Gasoline	’000 ton		62,406	60,651	2.9
Kerosene	’000 ton		16,533	14,683	12.6
Diesel	’000 ton		80,168	84,763	(5.4)
Market share in domestic retail market		%	38	39	(1 percentage point )
Number of service stations	Units		20,895	20,714	0.9
of which: owned service stations	Units		20,101	19,982	0.6
Sales volume per service station	Ton/day		10.46	10.55	(0.9)

(4) Natural Gas and Pipeline

In 2016, based on market needs and seasonal changes, the Group adjusted the pace of domestic production of natural gas, optimised the importation of gas and LNG, enhanced its capabilities of peak regulation to ensure balance among various business chain resources. The Group organised oil and gas allocation and transportation in a scientific manner, optimised the operation and management of oil and gas network pipelines, enhanced the operating efficiency of pipelines. With respect to sales of natural gas, the Group proactively responded to the general relaxed demand and supply in the market, took flexible promotion measures, continued to develop the key high-profitability markets, pushed forward the use of gas by feeder pipelines and new users, and continuously improved the quality and profitability of its marketing activities. The Group continued to improve the construction of its pipeline network. The construction of the East of the Third West-East Gas Pipeline and other projects was completed and put into operation, and the construction of the Fourth Shaanxi-Beijing Gas Pipeline and other projects was commenced. The Group pushed forward the reform of its systems relating to natural gas sales and pipeline businesses and completed the integration of terminal capacities, laying a solid foundation for elevating its natural gas marketing ability.

As at the end of 2016, the Group’s domestic oil and gas pipelines measured a total length of 78,852 km, consisting of 49,420 km of natural gas pipelines, 18,872 km of crude oil pipelines and 10,560 km of refined product pipelines.

3.1.3 Review of Operating Results

The following discussion and analysis should be read in conjunction with the audited financial statements of the Group and the notes set out thereto in the Annual Report and other sections thereof. The financial data set out below is extracted from the audited financial statements of the Group prepared under IFRS.

(1) Consolidated Operating Results

In 2016, the Group achieved a revenue of RMB1,616,903 million, representing a decrease of 6.3% as compared with last year. Net profit attributable to owners of the Company was RMB7,857 million, representing a decrease of 77.9% as compared with last year. Basic earnings per share were RMB0.04 yuan, representing a decrease of RMB0.15 yuan as compared with last year.

Revenue The revenue decreased by 6.3% from RMB1,725,428 million for 2015 to RMB1,616,903 million for 2016. This was primarily due to the combined effects of the decreasing selling prices of oil and gas products, and the changes in the sales volume. The table below sets out external sales volume and average realised prices for major products sold by the Group and their respective percentage of change in 2016 and 2015, respectively:

	Sales Volume (‘000 ton)			Average Realised Price (RMB/ton)
	2016	2015	Percentage of Change (%)	2016	2015	Percentage of Change (%)
Crude oil*	100,108	101,620	(1.5)	1,881	2,134	(11.9)
Natural gas (hundred million cubic metre, RMB/‘000 cubic metre)	1,832.05	1,581.10	15.9	1,097	1,371	(20.0)
Gasoline	62,406	60,651	2.9	5,725	5,972	(4.1)
Diesel	80,168	84,763	(5.4)	4,127	4,503	(8.3)
Kerosene	16,533	14,683	12.6	2,869	3,334	(13.9)
Heavy oil	22,952	15,635	46.8	1,892	2,439	(22.4)
Polyethylene	4,764	4,270	11.6	7,981	8,202	(2.7)
Lubricant	1,122	1,150	(2.4)	7,424	8,234	(9.8)

*	The sales volume of crude oil listed in the table above represents all external sales volume of crude oil of the Group.

Operating Expenses Operating expenses decreased by 5.5% from RMB1,646,176 million for 2015 to RMB1,556,268 million for 2016, of which:

Purchases, Services and Other Purchases, services and other decreased by 9.2% from RMB1,056,795 million for 2015 to RMB959,640 million for 2016. This was primarily due to the fact that (1) the Group’s expense for purchasing oil and gas products was reduced as a result of the oil and gas price drop, and (2) the optimisation of production and operation reduced certain purchase costs.

Employee Compensation Costs Employee compensation costs (including salaries, such additional costs as different types of insurances, housing funds and training fees for various types of employees) were RMB117,662 million for 2016, representing a decrease of 0.4% from RMB118,082 million for 2015, primarily due to the fact that the Group kept improving its efficiency-based remuneration system, exerted a strict control of the total number of employees and strengthened its control of labour costs.

Exploration Expenses Exploration expenses amounted to RMB18,576 million for 2016, roughly the same as the expenses of RMB18,380 million for 2015. The Group continued to optimise its exploration deployment and endeavoured to discover quality reserves of large scale.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased by 7.5% from RMB202,875 million for 2015 to RMB218,147 million for 2016, mainly due to the fact that the drop of oil and gas prices led to a decrease in proved reserves and increase in rate of depletion, resulting in the increase in the depletion of oil and gas properties accordingly.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased by 4.2% from RMB71,270 million for 2015 to RMB74,255 million for 2016. This was primarily due to the fact that the lease expenses increased as a result of the increase in land use taxes and the expansion of trade scale. The Group proactively implemented measures for broadening sources of income, reducing expenditure, cutting costs and enhancing efficiency, and the non-production costs and expenses continued to decrease.

Taxes other than Income Taxes Taxes other than income taxes decreased by 7.9% from RMB205,884 million for 2015 to RMB189,608 million for 2016. Specifically, the consumption tax decreased by RMB9,055 million from RMB149,323 million for 2015 to RMB140,268 million for 2016; and the resource tax decreased by RMB4,112 million from RMB18,584 million for 2015 to RMB14,472 million for 2016 .

Other Income, net Other income, net for 2016 was RMB21,620 million, representing a decrease by RMB5,490 million from RMB27,110 million for 2015. This was primarily due to the combined effects of the following factors: (1) in 2015 the Group recognised an investment gain of RMB22,807 million derived from the integration of certain pipeline assets and the proceeds from equity disposals of some subsidiaries, (2) the disposal of certain equity interests in Trans-Asia Gas Pipeline Co., Ltd. (the “Trans-Asia Pipeline”) realised proceeds of RMB24,534 million in 2016, and (3) the VAT refund relating to the importation of natural gas as recognised for 2016 decreased.

Profit from Operations The profit from operations for 2016 was RMB60,635 million, representing a decrease of 23.5% from RMB79,252 million for 2015.

Net Exchange Gain/(Loss) Net exchange gain for 2016 was RMB1,257 million, while the Group incurred a net exchange loss of RMB632 million in 2015. This is primarily due to the appreciation of US dollar against Renminbi as compared with last year.

Net Interest Expenses Net interest expenses decreased by 6.5% from RMB22,309 million for 2015 to RMB20,857 million for 2016, primarily due to decrease in the average balance of interest-bearing borrowings as a result of active measures to control debts and reduce interest.

Profit Before Income Tax Expense Profit before income tax expense decreased by 21.9% from RMB57,815 million for 2015 to RMB45,140 million for 2016.

Income Tax Expense The income tax expense for 2016 was RMB15,768 million, roughly equivalent to RMB15,726 million for 2015, which was primarily due to the combined effects of the decrease in taxable income of the Company as a result of the decrease of oil prices, and the increase in income tax expense as a result of increase in profits of certain subsidiaries.

Profit for the Year Profit for 2016 decreased by 30.2% from RMB42,089 million for 2015 to RMB29,372 million for 2016.

Profit Attributable to Non-controlling Interests Net profit attributable to non-controlling interests increased by RMB14,943 million from RMB6,572 million for 2015 to RMB21,515 million for 2016, which was primarily due to the increase in the profits of certain subsidiaries of the Group.

Profit Attributable to Owners of the Company The net profit attributable to owners of the Company decreased by 77.9% from RMB35,517 million for 2015 to RMB7,857 million for 2016.

(2) Segment Results

Exploration and Production

Revenue The realised revenue of the Exploration and Production segment for 2016 was RMB412,484 million, representing a decrease of 13.2% from RMB475,412 million for 2015, which was primarily due to the combined effects of the drop in the prices of crude oil and gas and the decrease in the sales volume of crude oil. The average realised crude oil price of the Group in 2016 was US$37.99 per barrel, representing a decrease of 21.4% from US$48.35 per barrel in 2015.

Operating Expenses Operating expenses of the Exploration and Production segment decreased by 7.3% from RMB441,451 million for 2015 to RMB409,336 million for 2016, which was primarily due to the combined effects of the following factors: (1) realised proceeds derived from the disposal of certain equity interests in Trans-Asia Pipeline, (2) provision made in last year for impairment of oil and gas properties, (3) increase in depletion of oil and gas assets as a result of decrease in proved reserves and increase in depletion rate due to the oil price drop; and (4) decrease in purchase expenses for imported crude oil.

The Group enhanced its control over costs and expenses continuously. The oil and gas lifting cost of the Group for 2016 was US$11.67 per barrel, representing a decrease of 10.1% from US$12.98 per barrel for 2015.

Profit from Operations In 2016, the Exploration and Production segment, in its domestic operations, adhered to the low-cost strategy, kept optimising the development plans, strengthened the dynamic adjustment of output, put stress on the management and control of key elements of production, continued to save energy and tap the potential synergies. In its overseas operations, the Exploration and Production segment devoted major efforts to broadening sources of income and reduce expenditure as well as cut costs and enhance efficiency by various means such as expanding sales, pushing up prices and optimising investments. In an adverse situation where the prices of crude oil and gas dropped as compared with last year, the Exploration and Production segment realised an operating profit of RMB3,148 million, representing a decrease of 90.7% from RMB33,961 million for 2015.

Refining and Chemicals

Revenue The revenue of the Refining and Chemicals segment decreased by 9.3% from RMB642,428 million for 2015 to RMB582,510 million for 2016, primarily due to the combined effects of the fall in the prices of certain refined and chemical products such as diesel and the changes in sales volume as affected by the market.

Operating Expenses Operating expenses of the Refining and Chemicals segment decreased by 14.8% from RMB637,545 million for 2015 to RMB543,484 million for 2016, primarily due to the combined effects of the decrease in the expenses associated with the purchase of crude oil and feedstock oil from external suppliers and the decrease in consumption tax.

In 2016, the Refining and Chemicals segment continued to optimise its production and operation under the pressure of costs for upgrading of oil quality and scientifically reduced the processing volume of crude oil based on the market situations. The cash processing cost of refineries of the Group was RMB179.93 yuan per ton, representing an increase of RMB2.13 yuan per ton from RMB177.80 yuan per ton as compared with last year.

Profit from Operations In 2016, the Refining and Chemicals segment attached importance to the principle of market orientation and benefit, kept optimising the allocation of resources and the structure of products, pushed forward new technology development to improve the profitability of facilities, increased the production of highly valued-added market-favourable products, and took the initiative to increase profit; intensified control over costs and expenses, resulting in major economic indicators being better than last year and becoming an important source of profit in the situation of low oil prices. In 2016, the Refining and Chemicals segment realised operating profits of RMB39,026 million, representing an increase of RMB34,143 million in profit as compared with RMB4,883 million for 2015. Among this, the refining operations recorded an operating profit of RMB27,565 million, representing an increase of RMB22,875 million in profit as compared with RMB4,690 million for 2015 due to the optimization of operation and increase of gross profit. Grasping the opportunities of the chemical market taking a turn for the better, the chemical operations kept optimising the structure of products and increasing the sales of high-profitability products, resulting in the realisation of an operating profit of RMB11,461 million, representing an increase of RMB11,268 million in profit, as compared with the operating profit of RMB193 million for 2015.

Marketing

Revenue The revenue of the Marketing segment decreased by 5.9% from RMB1,383,426 million for 2015 to RMB1,301,616 million for 2016, primarily due to the combined effects of (1) the decrease in the sales volume and price of diesel and the decrease in the prices, and increase in the sales volume of gasoline and kerosene; and (2) the decrease in revenue derived from trade of oil products.

Operating Expenses Operating expenses of the Marketing segment decreased by 6.7% from RMB1,383,926 million for 2015 to RMB1,290,568 million for 2016, primarily due to a decrease in the expenses arising from the purchase of refined oil from external suppliers.

Profit from Operations In 2016, facing such adverse factors as the slow-down in the growth of domestic demand for refined products and the fierce competition in the market, the Marketing segment aimed for maximisation of the whole value of the Group and continuously improved the quality of marketing and trade and the ability to make profits. In domestic operations, the segment kept strengthening connection between production and sales and inventory management, optimised logistics and allocation of resources, intensified cost and expense control and increased the profit from non-oil businesses. In international trade, the segment intensified the coordination and cooperation with domestic upstream, middle-stream and downstream businesses, optimised the importation of oil and gas resources and expanded exports of product processed with importing materials. In 2016, the Marketing segment realised an operating profit of RMB11,048 million, representing an increase of RMB11,548 million as compared with the operating loss of RMB500 million for 2015.

Natural Gas and Pipeline

Revenue The revenue of the Natural Gas and Pipeline segment amounted to RMB247,477 million for 2016, representing a decrease of 12.2% as compared with RMB281,778 million for 2015, primarily due to the combined effects of the drop in the price of natural gas and the increase in the revenue derived from pipeline transportation.

Operating Expenses Operating expenses of the Natural Gas and Pipeline segment amounted to RMB229,592 million for 2016, roughly the same as RMB230,547 million for 2015, primarily due to the decrease in the expense of purchasing natural gas.

Profit from Operations In 2016, the Natural Gas and Pipeline segment achieved an increase in sales and stability in profitability by optimising the allocation of resources, reducing comprehensive purchase costs, bringing price leverage into full use to adjust demand and supply and strengthening marketing efforts in high-profitability markets. The segment realised an operating profit of RMB17,885 million, which, after excluding the effect brought about by the income of RMB22,807 million generated from the integration of certain pipeline assets in 2015, represents a decrease of RMB10,539 million in operating profit as compared with RMB51,231 million for 2015. In 2016, the Natural Gas and Pipeline segment recorded a net loss of RMB14,884 million from sales of imported gas, representing a decrease of loss of RMB1,415 million as compared with last year and consisting of a loss of RMB4,063 million for the sales of 34.173 billion cubic metres of natural gas imported from Central Asia, a loss of RMB7,340 million for the sales of 6.757 billion cubic metres of imported LNG, and a loss of RMB5,591 million for the sales of 4.175 billion cubic metres of natural gas imported from Myanmar.

In 2016, the Group’s international operations(note) realised a revenue of RMB515,848 million, representing 31.9% of the Group’s total revenue. Profit before income tax expense amounted to RMB32,265 million, including an income of RMB24,534 million derived from disposal of certain equity interests in Trans-Asia Pipeline. The Group’s international operations maintained a healthy development with further improved international operating ability.

Note: The four operating segments of the Group are Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. International operations do not constitute a separate operating segment of the Group. The financial data of international operations are included in the financial data of respective operating segments mentioned above.

(3) Assets, Liabilities and Equity

The following table sets out the key items in the consolidated balance sheet of the Group:

	As at December 31, 2016	As at December 31, 2015	Percentage of Change
	RMB million	RMB million	%
Total assets	2,396,651	2,393,844	0.1
Current assets	381,665	349,344	9.3
Non-current assets	2,014,986	2,044,500	(1.4)
Total liabilities	1,023,916	1,049,810	(2.5)
Current liabilities	499,263	471,407	5.9
Non-current liabilities	524,653	578,403	(9.3)
Equity attributable to owners of the Company	1,189,024	1,179,716	0.8
Share capital	183,021	183,021	—
Reserves	294,806	284,940	3.5
Retained earnings	711,197	711,755	(0.1)
Total equity	1,372,735	1,344,034	2.1

Total assets amounted to RMB2,396,651 million, representing an increase of 0.1% from that as at the end of 2015, of which:

Current assets amounted to RMB381,665 million, representing an increase of 9.3% from that as at the end of 2015, primarily due to the increase in cash, cash equivalents and inventories.

Non-current assets amounted to RMB2,014,986 million, representing a decrease of 1.4% from that as at the end of 2015, primarily due to the decrease in properties, plants and equipment. The asset-light strategy of the Group achieved obvious success by disposing of non-profitability or low-profitability assets, elevating the profitability of unit assets and making use of assets through the reform of mix ownership system.

Total liabilities amounted to RMB1,023,916 million, representing a decrease of 2.5% from that as at the end of 2015, of which:

Current liabilities amounted to RMB499,263 million, representing an increase of 5.9% from that as at the end of 2015, primarily due to the increase in short-term borrowings and decrease in payables and accrued liabilities.

Non-current liabilities amounted to RMB524,653 million, representing a decrease of 9.3% from that as at the end of 2015, primarily due to the decrease in long-term borrowings.

Equity attributable to owners of the Company amounted to RMB1,189,024 million, representing an increase of 0.8% from that as at the end of 2015, primarily due to the increase in reserves.

(4) Cash Flows

As at December 31, 2016, the primary source of funds of the Group was cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings as well as distribution of dividends to shareholders of the Company.

The table below sets forth the net cash flows of the Group for 2016 and 2015 respectively and the amount of cash and cash equivalents as at the end of each year:

	Year ended December 31
	2016	2015
	RMB million	RMB million
Net cash flows from operating activities	265,179	261,312
Net cash flows used for investing activities	(175,887)	(215,879)
Net cash flows used for financing activities	(67,007)	(45,439)
Translation of foreign currency	2,873	(999)
Cash and cash equivalents at end of the year	97,931	72,773

Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities in 2016 amounted to RMB265,179 million, representing an increase of 1.5% from RMB261,312 million in 2015. This was mainly due to the combined effects of decrease in profit and payable taxes and fees during the reporting period. As at December 31, 2016, the Group had cash and cash equivalents of RMB97,931 million. The cash and cash equivalents were mainly denominated in US Dollar (approximately 52.6% were denominated in US Dollar, approximately 44.3% were denominated in Renminbi, approximately 1.7% were denominated in HK Dollar and approximately 1.4% were denominated in other currencies).

Net Cash Flows Used for Investing Activities

Net cash flows of the Group used for investing activities in 2016 amounted to RMB175,887 million, representing a decrease of 18.5% from RMB215,879 million in 2015. The decrease was primarily due to the combined effects of the adjustment by the Group of the investment plan based on the oil price trend and market change, decrease in capital expenditures during the reporting period and payment of considerations for integration of certain pipelines assets in the same period of last year.

Net Cash Flows Used for Financing Activities

Net cash used by the Group for financing activities in 2016 was RMB67,007 million, representing an increase of 47.5% from RMB45,439 million in 2015. This was primarily due to the combined effects of the efforts of the Group strengthening the dynamic management of interest-bearing borrowings, making overall arrangement for and optimising its debt structure, the decrease in the cost rate of financing, the decrease in long-term borrowings and the increase in short-term borrowings during the current period.

The net liabilities of the Group as at December 31, 2016 and December 31, 2015, respectively, were as follows:

	As at December 31, 2016	As at December 31, 2015
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	143,384	106,226
Long-term borrowings	372,887	434,475

Total borrowings	516,271	540,701

Less: Cash and cash equivalents	97,931	72,773

Net borrowings	418,340	467,928

The following table sets out the remaining contractual maturity of borrowings as at the respective dates according to the earliest contractual maturity dates. The amounts set out below are contractual undiscounted cash flows, including principal and interest:

	As at December 31, 2016	As at December 31, 2015
	RMB million	RMB million
Within 1 year	160,572	125,377
Between 1 and 2 years	102,096	114,772
Between 2 and 5 years	209,653	267,560
After 5 years	106,879	107,439

	579,200	615,148

Of the total borrowings of the Group as at December 31, 2016, approximately 54.8% were fixed-rate loans and approximately 45.2% were floating-rate loans. Of the borrowings as at December 31, 2016, approximately 72.1% were denominated in Renminbi, approximately 26.5% were denominated in US Dollar, and approximately 1.4% were denominated in other currencies.

As at December 31, 2016, the gearing ratio of the Group (gearing ratio = interest-bearing borrowings/(interest-bearing borrowings+ total equity)) was 27.3% (28.7% as at December 31, 2015).

(5) Capital Expenditures

In 2016, with respect to capital expenditures, the Group focused on the principles of quality and profitability, continued to optimise the capital expenditure structure, put more emphasis on supporting up-stream business while controlling the overall scale of capital expenditures reasonably and continued to enhance the sustainable development ability. In 2016, the capital expenditures of the Group amounted to RMB172,386 million, representing a decrease of 14.8% from RMB202,238 million in 2015. The table below sets out the capital expenditures of the Group for 2016 and 2015 and the estimated capital expenditures for 2017 for each of the business segments.

	2016		2015		Estimates for 2017
	RMB million	%	RMB million	%	RMB million	%
Exploration and Production*	130,248	75.56	157,822	78.04	143,600	75.07
Refining and Chemicals	12,847	7.45	15,725	7.78	13,600	7.11
Marketing	7,983	4.63	7,061	3.49	10,800	5.65
Natural Gas and Pipeline	20,340	11.80	20,360	10.07	22,200	11.60
Head Office and Other	968	0.56	1,270	0.62	1,100	0.57

Total	172,386	100.00	202,238	100.00	191,300	100.00

*

If investments related to geological and geophysical exploration costs are included, the capital expenditures and investments for the Exploration and Production segment for each of 2016 and 2015, and the estimates for the same for 2017 would be RMB139,135 million, RMB166,594 million and RMB153,100 million, respectively.

Exploration and Production

Capital expenditures for the Exploration and Production segment for 2016 amounted to RMB130,248 million, which were primarily used for domestic oil and gas exploration projects in 16 oil and gas fields, the construction of oil and gas production capacity projects in the oil and gas fields, and large-scale oil and gas development projects located in the five major overseas cooperative regions.

It is anticipated that capital expenditures for the Exploration and Production segment for 2017 will amount to RMB143,600 million. The Group will put more efforts in domestic exploration in key basins such as Songliao Basin, Erdos Basin, Tarim Basin, Sichuan Basin and Bohai Bay Basin. For domestic development activities, the Group will focus on a stable output of crude oil and growth in the output of natural gas by developing oil and gas fields such as those in Daqing, Changqing, Liaohe, Xinjiang, Tarim and the Southwest as well as unconventional resources such as coal bed methane and shale gas. Overseas operations will continue to focus on the oil and gas exploration and development of existing projects in joint cooperation areas in the Middle East, Central Asia, America and the Asia Pacific region with the aim to ensure effective growth of scale .

Refining and Chemicals

Capital expenditures for the Group’s Refining and Chemicals segment for 2016 amounted to RMB12,847 million, which were primarily used in the construction of large-scale refining and chemical projects, such as Yunnan Petrochemical, and the construction of oil product quality upgrade projects.

It is anticipated that capital expenditures for the Refining and Chemicals segment for 2017 will amount to RMB13,600 million, which are expected to be used primarily for the construction of large-scale refining and chemical projects, such as Yunnan Petrochemical 13 million tons crude oil refinery project, Liaoyang Petrochemical Russian oil processing optimisation project, the Huabei Petrochemical upgrade of refining quality and technical reformation of safety and environment protection and the construction of refined oil product quality upgrade projects.

Marketing

Capital expenditures for the Group’s Marketing segment for 2016 amounted to RMB7,983 million, which were mainly used for the construction of sales network facilities such as service stations and oil depots.

It is anticipated that capital expenditures for the Marketing segment for 2017 will amount to RMB10,800 million, which are expected to be used primarily for the construction and expansion of sales networks for domestic high-profitability markets and the construction of overseas oil and gas operating hubs.

Natural Gas and Pipeline

Capital expenditures for the Group’s Natural Gas and Pipeline segment for 2016 amounted to RMB20,340 million, which were mainly used for construction projects including the Third West-East Gas Pipeline and the Jinzhou-Zhengzhou Refined Oil Pipeline.

It is anticipated that capital expenditures for the Natural Gas and Pipeline segment for 2017 will amount to RMB22,200 million, which are expected to be used primarily for the construction of key oil and gas transmission projects such as the Fourth Shaanxi-Beijing Gas Pipeline, the East Route of the Sino-Russia Natural Gas Pipeline, and the second Sino-Russia Crude Oil Pipeline , as well as the construction of gas branches and sales terminals.

Head Office and Other

Capital expenditures for the Head Office and Other segment for 2016 were RMB968 million, which were primarily used for research activities and development of the IT system.

It is anticipated that capital expenditures for the Head Office and Other segment of the Group for 2017 will amount to RMB1,100 million, which are expected to be used primarily for research activities and development of the IT system.

3.1.4 Business Prospects

In 2017, the global economy is expected to continue to recover moderately. As the global oil market gradually tends to be balanced, the international oil price is likely to rebound, but may still involve relatively great uncertainty. China’s economy is expected to keep growing in a moderately stable way, the consumption demand for oil and gas in China maintains a growth momentum as a whole, profound changes take place in the oil and gas market and the growth drive generates from the accelerated major strategies such as the The Belt and Road Initiative, reforms in energy pricing and the oil and gas systems, which creates opportunities for the organisation of production and the development of markets by the Group and facilitates the long-term business development of the Group. The Group will continue to adhere to its steady development guidelines, fully implement its four major strategies regarding resources, markets, internationalisation and innovation, place an emphasis on the development of its oil and gas business, continuously optimise its business layout and asset structure, improve the operation efficiency and profit of its oil and gas business chains, and vigorously broaden its source of income, reduce expenditures, cut costs and improve efficiency in an effort to maintain a steady and positive improvement of its production and operation and continuously improve market competitiveness.

In respect of exploration and production, the Group will adhere to prioritising its strategy of resources and put great efforts to increase reserves and achieve stable production of oil. With regards to its oil and gas exploration, the Group will focus on the major basins and key series and strata, make efforts to raise the exploration investment efficiency, achieve substantial high-quality reserves and consolidate the resource base. With respect to its oil and gas production, the Group will, on the basis of stable output of oil and increase of gas, and in light of its effort in capacity building as well as changes in seasons and oil prices, optimise the plan and its production and operation organisation, cut down resource acquisition costs, and continue to enhance economic output. The Group will advance the unconventional oil and gas businesses such as coalbed methane and shale gas in an orderly manner and continue to keep output and profit stable. In 2017, the Group expects its crude oil output to be 879.0 million barrels and gas output to be 3,276.2 billion cubic feet, totally equivalent to 1,425.2 million barrels.

In respect of refining and chemicals, the Group will carry out overall management of profit, market and resource, make a scientific and reasonable arrangement for processing load, effectively optimise the raw material structure, facility operation and product mix, reasonably reduce the diesel-gasoline ratio and increase the output of high-profitability and high-value-added products. The Group will pay close attention to the chemical product market trend, promote a close combination of production, marketing, research and utilisation, and enhance market cultivation so as to increase sales and boost profit. The Group will push forward the construction of key projects in a well-paced and orderly way, improve oil product quality upgrade, and continuously improve its sustainable development ability and profitability. In 2017, the Group expects its crude oil processing output to be 1,016.7 million barrels.

In respect of marketing, the Group will pay close attention to the emerging features of the market, strengthen the connection between production and marketing and enhance overall profit. The Group will deepen the integrated marketing of refined oil, fuel cards, non-oil business, lubricating oil and natural gas, emphasise high-profitability and high-end markets, improve fuel cards activities, stimulate the non-oil business development by developing value-added services based on convenient stores, push forward revenue increase and profit creation from such high-added-value products as lubricating oil, and develop natural gas filling terminals in an orderly manner. The Group will accelerate the construction of its sales network in a multi-channel and diversified manner, promote the quality upgrade of service stations, realise targeted sales through IT means and continuously enhance its profitability and market competitiveness.

In respect of natural gas and pipeline, the Group will devote efforts to creating a strategic and value-oriented natural gas business chain, continue to optimise the pipeline operation management, carry out overall management of the production, import, storage, transportation and marketing links, effectively develop the business of storage and sale on a commission basis, form a pipeline network system featuring effective operation, flexible scheduling and stable safety, optimise the resource structure and user structure, formulate customer-oriented and flexible marketing strategies and business modes, make advance preparation for the development of markets along the newly-built pipelines, and reinforce the connection between resources and market. The Group will continue to push forward the construction of key pipelines, reinforce the construction of gas branches and terminal facilities, and actively participate in the online trading via Shanghai Oil and Gas Exchange as a way to push forward the diversification of natural gas trading modes.

In respect of international operations, the Group will continue to improve the strategic layout of the five major overseas oil and gas cooperation zones, the four major strategic oil and gas channels and the three major oil and gas operation hubs, further integrate resources and adjust structures, and increase scale and strength as well as profit contribution. The Group will optimise cooperation projects, innovate the assets and capital operation modes, emphasise the exploration and development of existing key projects and high-profitability projects, and endeavour to increase reserve, output and profit. The Group will leverage on the synergy and cooperation between international trading and production, make overall arrangements for import and export structures as well as domestic and foreign resources, optimise the trading structure and network layout, and improve the operation level and the capability to create profit.

3.2 Other Financial Data

(1) Financial Data Prepared under CAS

	As at December 31, 2016	As at December 31, 2015	Percentage of Change
	RMB million	RMB million	%
Total assets	2,396,950	2,394,094	0.1
Current assets	381,665	349,344	9.3
Non-current assets	2,015,285	2,044,750	(1.4)
Total liabilities	1,023,922	1,049,806	(2.5)
Current liabilities	499,263	471,407	5.9
Non-current liabilities	524,659	578,399	(9.3)
Equity attributable to equity holders of the Company	1,189,319	1,179,968	0.8
Total equity	1,373,028	1,344,288	2.1

For reasons for changes, please read Section (3) in 3.1.3.

(2) Principal operations by segment and by product under CAS

	Income from principal operations for the year 2016	Cost of principal operations for the year 2016	Margin*	Year-on-year change in income from principal operations	Year-on-year change in cost of principal operations	Increase or decrease in margin
	RMB million	RMB million	%	%	%	percentage points
Exploration and Production	398,794	360,861	4.1	(13.8)	4.3	(15.5)
Refining and Chemicals	576,046	329,134	14.9	(9.4)	(21.2)	7.5
Marketing	1,285,702	1,218,291	5.0	(6.1)	(7.3)	1.2
Natural Gas and Pipeline	241,633	213,962	10.9	(12.7)	(11.5)	(1.4)
Head Office and Other	302	154	—	(12.7)	(1.9)	—
Inter-segment elimination	(929,381)	(929,345)	—	—	—	—
Total	1,573,096	1,193,057	12.2	(6.6)	(5.3)	(1.1)

*	Margin = Profit from principal operations / Income from principal operations

(3) Principal subsidiaries and associates under CAS

Name of company	Registered capital		Shareholding	Amount of total assets	Amount of total liabilities	Amount of total net assets /(liabilities)	Net profit /(loss)
	RMB million		%	RMB million	RMB million	RMB million	RMB million
Daqing Oilfield Company Limited(1)		47,500	100.00	286,661	63,857	222,804	(2,556)
CNPC Exploration and Development Company Limited		16,100	50.00	161,666	27,148	134,518	24,151
PetroChina Hong Kong Limited	HK$	7,592 million	100.00	121,877	59,355	62,522	1,834
PetroChina International Investment Company Limited		31,314	100.00	110,654	121,139	(10,485)	(2,920)
PetroChina International Co., Ltd. (2)		18,096	100.00	146,859	96,572	50,287	4,133
PetroChina Pipelines Co., Ltd.(3)		80,000	72.26	254,216	38,530	215,686	20,420
Dalian West Pacific Petrochemical Co., Ltd.	US$	258 million	28.44	7,970	13,546	(5,576)	1,475
China Marine Bunker (PetroChina) Co., Ltd.		1,000	50.00	8,427	5,651	2,776	101
China Petroleum Finance Co., Ltd. (4)		8,331	32.00	419,423	362,921	56,502	7,524
Arrow Energy Holdings Pty Ltd.		AUD2	50.00	33,441	25,998	7,443	(3,718)
CNPC Captive Insurance Co., Ltd.		5,000	49.00	11,358	5,595	5,763	302
Trans-Asia Pipeline(5)		5,000	50.00	31,054	2,514	28,540	88

Note: (1)	Operating income and operating loss of Daqing Oilfield Company Limited for 2016 was RMB78,874 million and RMB7,989 million respectively.
(2)	The registered capital of PetroChina International Co., Ltd. increased to RMB18,096 million from RMB14,000 million in June 2016.
(3)	The registered capital of PetroChina Pipelines Co., Ltd. increased to RMB80,000 million from RMB50 million in February 2016.
(4)

In August 2016, CNPC, as another shareholder of China Petroleum Finance Co., Ltd.(“CP Finance”), injected RMB19,471 million cash into CP Finance, of which RMB2,890 million and RMB16,581 million were recorded as “Registered Capital” and “Capital Reserve”, respectively. The registered capital of CP Finance increased from RMB5,441 million to RMB8,331 million. The Company’s shareholding was diluted from 49% to 32%, and the share of net assets increased RMB307 million.

(5)

On November 24, 2015, the Board of Directors of the Company approved the sale by CNPC Exploration and Development Company Limited (“CNPC E&D”), one of the Company’s subsidiaries, of its 50% equity interest in Trans-Asia Pipeline to CNIC Corporation Limited (“CNIC”) for a consideration equivalent to RMB14,671 million. The transaction closed in the second quarter of 2016.The net profit of Trans-Asia Pipeline was the net profit achieved during the period from the closing date up to December 31, 2016.

3.3 Distribution Plan for the Final Dividend for 2016

In return for the shareholders, the Board recommends a final cash dividend of RMB0.03801 yuan (inclusive of applicable tax) per share for 2016, including a dividend of RMB0.01801 yuan per share (based on 45% of the net profit of the Group for the second half of 2016) together with an additional final special dividend of RMB0.02 yuan per share. The proposed final dividend is subject to shareholders’ review and approval at the forthcoming annual general meeting to be held on June 8, 2017. The final dividend will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on June 21, 2017. The register of members of H shares will be closed from June 16, 2017 to June 21, 2017 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the final dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited at or before 4:30 p.m. on June 15, 2017. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited (“CSDC”) at the close of trading on the Shanghai Stock Exchange in the afternoon of June 21, 2017 are eligible for the final dividend. The final dividend of A shares and H shares for 2016 will be paid on or about June 22, 2017 and July 27, 2017, respectively.

In accordance with the relevant provisions of the Articles of Association of PetroChina Company Limited and relevant laws, dividends payable to the Company’s shareholders shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H shares shall be paid in Hong Kong Dollar. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the annual general meeting to be held on June 8, 2017. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link
(  H ) between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof.

According to the Law on Corporate Income Tax of the People’s Republic of China ( ) and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H shares of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Should any holder of H shares wish to change their shareholder status, please consult their agent or trust institution over the relevant procedures. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on what will be registered on the Company’s H share register of members on June 21, 2017.

According to the regulation promulgated by the State General Administration of Taxation of the PRC (Guo Shui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for its individual H shareholders and the individual H shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual H shareholders are residents and China and the provisions in respect of tax arrangements between the mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (Guo Shui Fa [2009] No.124) ( ). For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For individual H shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the individual H shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on June 21, 2017 and will accordingly withhold and pay the individual income tax. If the country of domicile of an individual H shareholder is not the same as the Registered Address, the individual H shareholder shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m. June 15, 2017 (address: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the individual H shareholder does not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of domicile of the individual H shareholder based on the recorded Registered Address on June 21, 2017.

The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Circular on the Tax Policies concerning the Pilot Program of the Shanghai and Hong Kong Stock Market Trading Interconnection Mechanism ( ), which became effective on November 17, 2014, with regard to the dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect, the Company will withhold their individual income tax at the rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect, the Company will levy tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the rate of 10%, and file tax withholding returns with the competent tax authority. Where there is any tax resident of a foreign country out of the investors under the Northbound Trading Link and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may personally, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

4	Significant Events

4.1 Acquisition, Asset Disposal and Asset Restructuring

4.1.1 Sale of Equity

On November 24, 2015, at the seventh meeting of the Board of the Company in 2015, the Board approved the internal restructuring by CNPC E&D, a subsidiary of the Company, of Trans-Asia Pipeline, and the sale by Tianjin Taipu Natural Gas Pipeline Co., Ltd. (“Tianjin Taipu”), a wholly-owned subsidiary of CNPC E&D, of its 50% equity interest in Trans-Asia Pipeline following the internal restructuring to Mindsoon Holdings Corporation Limited, a company controlled by CNIC. The assets under this transaction were the 50% equity interest in Trans-Asia Pipeline (excluding Line D assets, part of cash and certain other assets of Trans-Asia Pipeline), and the transaction consideration was equivalent to RMB14,671 million.

The transfer of equity interest under this transaction was completed in the second quarter of 2016, following which, Trans-Asia Pipeline became a joint venture of the Company.

The details about this transaction were announced respectively on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on November 25, 2015 (No. Lin 2015- 027).

The above-mentioned event did not affect the continuity of the business and the stability of the management of the Group. It is conductive to the sustainable and healthy development of the Group’s natural gas and pipeline business and will benefit the future financial position and operating results of the Group.

4.1.2 Restructuring of Assets

On November 24, 2015, at the seventh meeting of the Board of the Company in 2015, the Board unanimously passed the Proposal regarding the Integration of Kunlun Gas and Kunlun Energy, and approved that the Company entered into a letter of intent on integration with Kunlun Energy Company Limited (“Kunlun Energy”).The integration can be achieved by way of acquisition of equity interest or assets of PetroChina Kunlun Gas Co., Ltd. (“Kunlun Gas”) by Kunlun Energy or other forms of integration. The Board authorised the management team of the Company to execute the final agreement in relation to the integration.

On December 28, 2015, the Company, Kunlun Energy and Kunlun Gas entered into the Agreement between PetroChina Company Limited and Kunlun Energy Company Limited Regarding the Transfer of Equity Interests of PetroChina Kunlun Gas Co., Ltd. (the “Equity Transfer Agreement”). As agreed in the Equity Transfer Agreement, the Company will transfer its 100% equity interest in Kunlun Gas to Kunlun Energy. Upon consensus between the parties through consultation, the consideration for this equity transfer was RMB14,827 million.

As of the end of the current reporting period, this transaction has been approved by relevant government authorities including the Ministry of Commerce of the People’s Republic of China and NDRC. The registration for equity transfer has been completed by Kunlun Gas and the Company has received the full payment for the equity transfer from Kunlun Energy according to the Equity transfer Agreement. Upon completion of this transaction, Kunlun Gas became a wholly-owned subsidiary of Kunlun Energy.

The details about this transaction were announced respectively on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on November 25, 2015, December 28, 2015 and June 22, 2016 (No. Lin 2015-028, No. Lin 2015-036 and No. Lin 2016-030 respectively).

The above-mentioned event did not affect the continuity of the business and the stability of the management of the Group. It is conductive to the sustainable and healthy development of the Group’s natural gas and pipeline business and will benefit the future financial position and operating results of the Group.

4.2 Price Liberalisation for Gas as Fertilizer Feedstock

On November 5, 2016, NDRC issued Notice on Enhancing Price Liberalization for Nature Gas as Fertilizer Feedstock (Fa Gai Jia Ge [2016] No. 2350) ( ), pursuant to which, effective from November 10, 2016, price for gas as fertilizer feedstock was fully liberalised and subject to discussion and agreement between the vendor and the purchaser, encouraging open and transparent pricing of gas as fertilizer feedstock through deals in the market concluded via such platform as the trading centre for oil and gas.

The above-mentioned event did not affect the continuity of the business and the stability of the management of the Group. It is conductive to the sustainable and healthy development of the Group’s natural gas business and will benefit the future financial position and operating results of the Group.

4.3 Introduction of the Price Adjustment/Control Mechanism for Refined Oil

On January 13, 2016, NDRC issued the Notice on Issues Concerning Further Improving the Pricing Mechanism for Refined Oil (Fa Gai Jia Ge [2016] No. 64) ( ), pursuant to which, commencing from January 13, 2016, a price floor of US$40 per barrel shall be set for the downward adjustment of the refined oil price and a reserve shall also be created for risks associated with the adjustment and control of oil prices. Accordingly, when the international crude oil price drops to US$40 per barrel or below, i.e. the adjustment price floor, the refined oil price in China shall no longer be adjusted downwards and all unadjusted amount shall be allocated to the reserve above-mentioned for use for the purpose of energy saving or reduction of emission, improving the oil quality and securing a safe supply of oil. When the international crude oil price surges to US$130 per barrel or above, appropriate financial and taxation policies shall be adopted to ensure the production and supply of refined oil but the refined oil price in China shall remain unadjusted or shall be slightly adjusted upwards in principle. There shall also be a liberalisation of the ex-factory price of liquefied petroleum gas.

On December 15, 2016, the Ministry of Finance (“MOF”) and NDRC issued Notice on Circulation of Rules on Collection of Risk Reserve for Oil Price Adjustment/Control (Cai Shui Jia Ge [2016] No.137, the “Rules”)
(  ), pursuant to which, commencing from January 13, 2016, when the price of crude oil in world market proves lower than the lower limit set by the government of China, domestic enterprises engaged in production, commissioned processing and import/export of such refined oil products as gasoline and diesel (“Obligatory Payee”) shall make full payment of such risk reserve corresponding to their respective sales of gasoline or diesel pursuant to the collection rates, of which sales of gasoline or diesel mean the actual sales effected by an Obligatory Payee between two adjacent window periods of price adjustment, while the collection rates for risk reserve shall be set with reference to the unadjusted price of refined oil prior to adjustment and communicated to the collection agency in writing by NDRC and MOF.

On December 22, 2016, MOF issued Notice on Proper Collection of Risk Reserve for Oil Price Adjustment/Control in 2016 (Cai Shui Jia Ge [2016] No.142) ( ), pursuant to which enterprises subsidiary to CNPC, China Petroleum & Chemical Corporation and China National Offshore Oil Corporation engaged in production and operation of refined oil (only the listed companies) may opt for withholding of such risk reserve by their parent from their “post-tax income” provided they have entered such risk reserve accrued to their account under their business revenue in the current period.

This event will not affect the continuity of the business and the stability of the management of the Group, and will not significantly affect the sustainable and healthy development of the business operation as well as the financial position and business operating results of the Group.

4.4 The Adjustment Policy of Replacing Business Tax with Value-Added Tax

On March 24, 2016, MOF and the State Administration of Taxation issued Notice on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner (Cai Shui [2016] No. 36)
(  ( ) ), pursuant to which, since May 1, 2016, the pilot program range shall be expanded to the construction industry, the real estate industry, the financial industry, and the living service industry, and the value-added tax contained in the new real estate of all enterprises shall fall in the deduction area. The pilot program of replacing business tax with value-added tax shall be implemented in an all-round manner.

This event will not affect the continuity of the business and the stability of the management of the Group, and will not significantly affect the sustainable and healthy development of the business operation as well as the financial position and business operating results of the Group.

5	Financial Report

5.1 Explanation for Changes in Accounting Policy, Accounting Estimate or Recognition Policy as Compared with those for Last Annual Report

☐  Applicable        ☒  Not applicable

5.2 Nature, Corrected Amount, Reason and Impact of Material Accounting Error

☐  Applicable    ☒  Not applicable

5.3 Changes in the Scope of Consolidation as Compared with those for Last Annual Report

☒  Applicable        ☐  Not applicable

During the reporting period, Trans-Asia Pipeline has been transferred from a subsidiary to a joint venture of the Company.

Please refer to Section 4.1.1 Sale of Equity for details.

5.4 Statement of the Board of Directors and the Supervisory Committee on Issuance of a “Non-Standard Auditing Report” by the Auditor

☐  Applicable      ☒  Not applicable

5.5 The Balance Sheets, Income Statements, with Comparatives

5.5.1 Financial statements prepared in accordance with IFRS

(1) Consolidated Statement of Comprehensive Income

		2016	2015
	Note	RMB million	RMB million
REVENUE	(i)	1,616,903	1,725,428

OPERATING EXPENSES
Purchases, services and other		(959,640)	(1,056,795)
Employee compensation costs		(117,662)	(118,082)
Exploration expenses, including exploratory dry holes		(18,576)	(18,380)
Depreciation, depletion and amortisation		(218,147)	(202,875)
Selling, general and administrative expenses		(74,255)	(71,270)
Taxes other than income taxes		(189,608)	(205,884)
Other income, net		21,620	27,110

TOTAL OPERATING EXPENSES		(1,556,268)	(1,646,176)

PROFIT FROM OPERATIONS		60,635	79,252

FINANCE COSTS
Exchange gain		12,828	9,536
Exchange loss		(11,571)	(10,168)
Interest income		2,491	2,019
Interest expense		(23,348)	(24,328)

TOTAL NET FINANCE COSTS		(19,600)	(22,941)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES		4,105	1,504

PROFIT BEFORE INCOME TAX EXPENSE	(ii)	45,140	57,815
INCOME TAX EXPENSE	(iii)	(15,768)	(15,726)

PROFIT FOR THE YEAR		29,372	42,089

OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS
Currency translation differences		9,404	(20,965)
Fair value (loss)/gain from available-for-sale financial assets, net of tax		(128)	596
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method		313	130

OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX		9,589	(20,239)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		38,961	21,850

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		7,857	35,517
Non-controlling interests		21,515	6,572

		29,372	42,089

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		15,814	18,965
Non-controlling interests		23,147	2,885

		38,961	21,850

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(iv)	0.04	0.19

(2) Consolidated Statement of Financial Position

		2016	2015
	Note	RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment		1,739,545	1,784,905
Investments in associates and joint ventures		78,967	70,976
Available-for-sale financial assets		2,011	2,869
Advance operating lease payments		71,353	70,551
Intangible and other non-current assets		102,750	98,272
Deferred tax assets		20,360	16,927

TOTAL NON-CURRENT ASSETS		2,014,986	2,044,500

CURRENT ASSETS
Inventories		146,865	126,877
Accounts receivable	(vi)	47,315	52,262
Prepayments and other current assets		77,583	88,280
Notes receivable		11,285	8,233
Time deposits with maturities over three months but within one year		686	919
Cash and cash equivalents		97,931	72,773

TOTAL CURRENT ASSETS		381,665	349,344

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii)	310,680	331,040
Income taxes payable		8,743	7,879
Other taxes payable		36,456	26,262
Short-term borrowings		143,384	106,226

TOTAL CURRENT LIABILITIES		499,263	471,407

NET CURRENT LIABILITIES		(117,598)	(122,063)

TOTAL ASSETS LESS CURRENT LIABILITIES EQUITY		1,897,388	1,922,437

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY :
Share capital		183,021	183,021
Retained earnings		711,197	711,755
Reserves		294,806	284,940

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,189,024	1,179,716
NON-CONTROLLING INTERESTS		183,711	164,318

TOTAL EQUITY		1,372,735	1,344,034

NON-CURRENT LIABILITIES
Long-term borrowings		372,887	434,475
Asset retirement obligations		125,392	117,996
Deferred tax liabilities		13,640	13,120
Other long-term obligations		12,734	12,812

TOTAL NON-CURRENT LIABILITIES		524,653	578,403

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,897,388	1,922,437

(3) Selected notes from the financial statements prepared in accordance with IFRS

(i) Revenue

Revenue represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined products and natural gas.

(ii) Profit Before Income Tax Expense

	2016	2015
	RMB million	RMB million
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from available-for-sale financial assets	60	288
Reversal of provision for impairment of receivables	62	99
Reversal of write down in inventories	75	59
Remeasurement to fair value of pre-existing interest in acquiree	—	22,807
Gain on disposal of investment in subsidiaries (i)	24,674	280

Charged
Amortisation of intangible and other assets	4,896	4,141
Auditors’ remuneration (ii)	53	53
Cost of inventories recognised as expense	1,217,131	1,282,039
Provision for impairment of receivables	1,671	173
Loss on disposal of property, plant and equipment	7,972	4,661
Operating lease expenses	19,027	16,786
Research and development expenses	11,227	11,856
Write down in inventories	2,709	3,394

Note (i):

On November 24, 2015, the Board of Directors approved the sale by CNPC E&D, one of the Company’s wholly-owned subsidiaries, of its 50% of equity interest in Trans-Asia Pipeline to CNIC. The transaction was completed in the second quarter of 2016 and CNPC E&D lost control over Trans-Asia Pipeline accordingly. The gain recorded as “Other income” of RMB24,534 million represents the difference between the sum of total consideration equivalent to RMB14,671 million received from the transaction and the fair value of the remaining equity investment of RMB14,527 million, and the net assets of the former subsidiary of RMB4,034 million, together with the amounts of RMB630 million recognised previously in other comprehensive loss in relation to Trans-Asia Pipeline reclassified to profit or loss.

(ii):

The auditors’ remuneration above represents the annual audit fees paid by the Company. This remuneration does not include fees of RMB66 million paid by subsidiaries to the Company’s current auditor and its network firms which primarily relates to audit, tax compliance and other advisory services (2015: RMB36 million).

(iii) Income Tax Expense

	2016	2015
	RMB million	RMB million
Current taxes	19,762	18,998
Deferred taxes	(3,994)	(3,272)

	15,768	15,726

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2020.

The tax on the Group’s profit before taxation differs from the theoretical amount that would arise using the corporate income tax rate in the PRC applicable to the Group as follows:

	2016	2015
	RMB million	RMB million
Profit before income tax expense	45,140	57,815

Tax calculated at a tax rate of 25%	11,285	14,454
Tax return true-up	1,887	2,008
Effect of income taxes from international operations in excess of taxes at the PRC statutory tax rate	1,797	910
Effect of preferential tax rate	(2,418)	(5,436)
Tax effect of income not subject to tax	(4,935)	(2,875)
Tax effect of expenses not deductible for tax purposes	8,152	6,665

Income tax expense	15,768	15,726

(iv) Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the year ended December 31, 2016 and 2015 have been computed by dividing profit for the year attributable to owners of the Company by 183,021 million shares issued and outstanding for the year.

There are no potentially dilutive ordinary shares.

(v) Dividends

	2016	2015
	RMB million	RMB million
Interim dividends attributable to owners of the Company for 2016 (a)	3,899	—
Proposed final dividends attributable to owners of the Company for 2016 (b)	6,957	—
Interim dividends attributable to owners of the Company for 2015 (c)	—	11,433
Final dividends attributable to owners of the Company for 2015 (d)	—	4,550

	10,856	15,983

(a)

Interim dividends attributable to owners of the Company in respect of 2016 of RMB0.02131 yuan per share amounting to a total of RMB3,899 million were paid on September 21, 2016 (A shares) and on October28, 2016 (H shares).

(b)

At the second meeting of the Board in 2017, the Board of Directors proposed final dividends attributable to owners of the Company in respect of 2016 of RMB0.03801 yuan per share amounting to a total of RMB6,957 million. These consolidated financial statements do not reflect this dividend payable as the final dividends were proposed after the reporting period and will be accounted for in equity as an appropriation of retained earnings for the year ending December 31, 2017 when approved at the forthcoming Annual General Meeting.

(c)

Interim dividends attributable to owners of the Company in respect of 2015 of RMB0.06247 yuan per share amounting to a total of RMB11.433 billion were paid on September 18, 2015 (A shares) and on October 27, 2015 (H shares).

(d)

Final dividends attributable to owners of the Company in respect of 2015 of RMB0.02486 yuan per share amounting to a total of RMB4,550 million were paid on June 8, 2016 (A shares) and on July 14, 2016 (H shares).

(e)

Final dividends attributable to owners of the Company in respect of 2014 of RMB0.09601 yuan per share amounting to a total of RMB17,572 million were paid on July 9, 2015 (A shares) and on August 13, 2015 (H shares).

(vi) Accounts Receivable

	December 31, 2016	December 31, 2015
	RMB million	RMB million
Accounts receivable	49,338	52,785
Less: Provision for impairment of receivables	(2,023)	(523)

	47,315	52,262

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier) at December 31, 2016 and 2015 is as follows:

	December 31, 2016	December 31, 2015
	RMB million	RMB million
Within 1 year	43,686	49,493
Between 1 and 2 years	2,744	2,231
Between 2 and 3 years	437	239
Over 3 years	448	299

	47,315	52,262

(vii) Accounts Payable and Accrued Liabilities

	December 31, 2016	December 31, 2015
	RMB million	RMB million
Trade payables	80,606	69,496
Advances from customers	60,590	50,930
Salaries and welfare payable	5,396	5,900
Accrued expenses	123	104
Dividends payable by subsidiaries to non-controlling shareholders	2,356	475
Interest payable	4,536	2,995
Construction fee and equipment cost payables	118,011	133,389
Loans borrowed from related parties	1,432	11,055
Other	37,630	56,696

	310,680	331,040

Other consists primarily of customer deposits.

The aging analysis of trade payables at December 31, 2016 and 2015 is as follows:

	December 31, 2016	December 31, 2015
	RMB million	RMB million
Within 1 year	74,450	64,830
Between 1 and 2 years	3,293	1,987
Between 2 and 3 years	944	1,106
Over 3 years	1,919	1,573

	80,606	69,496

(viii) Segment Information

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline.

The segment information for the operating segments for the year ended December 31, 2016 and 2015 is as follows:

Year Ended December 31,2016	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	412,484	582,510	1,301,616	247,477	2,197	2,546,284
Less: intersegment sales	(335,716)	(438,853)	(126,344)	(27,784)	(684)	(929,381)

Revenue from external customers	76,768	143,657	1,175,272	219,693	1,513	1,616,903

Depreciation, depletion and amortisation	(155,192)	(25,475)	(12,891)	(22,743)	(1,846)	(218,147)
Profit/(loss) from operations	3,148	39,026	11,048	17,885	(10,472)	60,635

Year Ended December 31, 2015	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	475,412	642,428	1,383,426	281,778	2,507	2,785,551
Less: intersegment sales	(384,423)	(502,007)	(146,719)	(26,259)	(715)	(1,060,123)

Revenue from external customers	90,989	140,421	1,236,707	255,519	1,792	1,725,428

Depreciation, depletion and amortisation	(148,958)	(24,400)	(12,974)	(14,489)	(2,054)	(202,875)
Profit/(loss) from operations	33,961	4,883	(500)	51,231	(10,323)	79,252

5.5.2 Financial statements prepared in accordance with CAS

(1) Consolidated and Company Balance Sheets

Unit:RMB million

	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
ASSETS	The Group	The Group	The Company	The Company
Current assets
Cash at bank and on hand	98,617	73,692	15,201	12,970
Notes receivable	11,285	8,233	8,356	6,745
Accounts receivable	47,315	52,262	7,637	7,362
Advances to suppliers	16,479	19,313	3,495	2,986
Other receivables	10,846	14,713	60,077	124,601
Inventories	146,865	126,877	96,982	91,912
Other current assets	50,258	54,254	39,397	42,268

Total current assets	381,665	349,344	231,145	288,844

Non-current assets
Available-for-sale financial assets	2,031	2,832	1,318	1,528
Long-term equity investments	79,003	70,999	377,498	379,914
Fixed assets	670,801	681,561	344,905	356,658
Oil and gas properties	845,729	870,350	571,701	596,163
Construction in progress	215,209	225,566	111,600	116,889
Construction materials	7,284	6,917	3,333	2,843
Intangible assets	71,490	71,049	53,423	53,336
Goodwill	46,097	45,589	—	—
Long-term prepaid expenses	26,013	27,534	21,076	21,411
Deferred tax assets	20,360	16,927	17,248	13,490
Other non-current assets	31,268	25,426	11,387	12,312

Total non-current assets	2,015,285	2,044,750	1,513,489	1,554,544

TOTAL ASSETS	2,396,950	2,394,094	1,744,634	1,843,388

	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
LIABILITIES AND SHAREHOLDERS’ EQUITY	The Group	The Group	The Company	The Company
Current liabilities
Short-term borrowings	71,969	70,059	50,790	111,045
Notes payable	9,933	7,066	9,024	6,610
Accounts payable	198,617	202,885	108,654	122,318
Advances from customers	60,590	50,930	39,653	36,367
Employee compensation payable	5,396	5,900	3,566	3,812
Taxes payable	45,199	34,141	30,908	22,517
Other payables	28,195	59,933	23,438	22,400
Current portion of non-current liabilities	71,415	36,167	45,020	13,049
Other current liabilities	7,949	4,326	3,853	2,550

Total current liabilities	499,263	471,407	314,906	340,668

Non-current liabilities
Long-term borrowings	243,675	329,461	146,625	222,199
Debentures payable	129,212	105,014	119,000	98,630
Provisions	125,392	117,996	88,006	83,094
Deferred tax liabilities	13,646	13,116	—	—
Other non-current liabilities	12,734	12,812	6,335	5,979

Total non-current liabilities	524,659	578,399	359,966	409,902

Total liabilities	1,023,922	1,049,806	674,872	750,570

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	128,377	128,008	127,882	127,834
Special reserve	13,188	11,648	7,792	7,350
Other comprehensive income	(28,320)	(36,277)	783	528
Surplus reserves	186,840	186,840	175,748	175,748
Undistributed profits	706,213	706,728	574,536	598,337

Equity attributable to equity holders of the Company	1,189,319	1,179,968	1,069,762	1,092,818

Non-controlling interests	183,709	164,320	—	—

Total shareholders’ equity	1,373,028	1,344,288	1,069,762	1,092,818

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,396,950	2,394,094	1,744,634	1,843,388

(2) Consolidated and Company Income Statements

Unit:RMB million

	2016	2015	2016	2015
Items	The Group	The Group	The Company	The Company
Operating income	1,616,903	1,725,428	996,876	1,085,254
Less: Cost of sales	(1,235,707)	(1,300,419)	(738,834)	(787,730)
Taxes and surcharges	(187,846)	(200,255)	(161,257)	(176,086)
Selling expenses	(63,976)	(62,961)	(44,733)	(43,432)
General and administrative expenses	(75,958)	(79,659)	(52,056)	(55,399)
Finance expenses	(20,652)	(23,826)	(18,856)	(20,628)
Asset impairment losses	(12,858)	(28,505)	(8,052)	(17,703)
Add: Investment income	28,968	26,627	14,215	30,280

Operating profit/(loss)	48,874	56,430	(12,697)	14,556

Add: Non-operating income	10,635	12,956	7,182	12,970
Less: Non-operating expenses	(14,317)	(11,220)	(12,911)	(9,156)

Profit/(loss) before taxation	45,192	58,166	(18,426)	18,370

Less: Taxation	(15,778)	(15,802)	2,875	2,659

Net profit/(loss)	29,414	42,364	(15,551)	21,029

Attributable to:
Equity holders of the Company	7,900	35,653	(15,551)	21,029
Non-controlling interests	21,514	6,711	—	—

Earnings/(losses) per share
Basic earnings/(losses) per share (RMB Yuan)	0.04	0.19	(0.08)	0.11
Diluted earnings/(losses) per share (RMB Yuan)	0.04	0.19	(0.08)	0.11

Other comprehensive income/(loss)	9,589	(20,239)	255	68

Other comprehensive income/(loss) attributable to equity holders of the Company, net of tax	7,957	(16,552)	255	68

Other comprehensive income/(loss) would be reclassified to profit or loss Including:
Share of other comprehensive income of equity-accounted investee	313	130	300	144
Gains or losses arising from changes in fair value of available-for-sale financial assets	(128)	270	(45)	(76)
Translation differences arising on translation of foreign currency financial statements	7,772	(16,952)	—	—

Other comprehensive profit/(loss) attributable to non-controlling interests of the Company, net of tax	1,632	(3,687)	—	—

Total comprehensive income/(loss)	39,003	22,125	(15,296)	21,097

Attributable to:
Equity holders of the Company	15,857	19,101	(15,296)	21,097
Non-controlling interests	23,146	3,024	—	—

6	Repurchase, Sale or Redemption of Securities

The Company and its subsidiaries did not repurchase, sell or redeem any listed securities of the Company, during the twelve months ended December 31, 2016.

7	Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the provisions in relation to dealing in shares of the Company by Directors as set out in the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”). Each Director and Supervisor has confirmed to the Company that each of them has complied with the relevant requirements set out in the Model Code in the reporting period.

8	Compliance with the Corporate Governance Code

After the Company additionally appointed a director on October 20, 2016, the number of independent non-executive directors falls below one-third of the Board. The Company has initially identified a candidate for the independent non-executive director, and is going through the relevant regulatory procedure. The Company will submit the relevant proposal to the board meeting and general meeting for consideration and approval as soon as practicable, to comply with Rule 3.10A of the Listing Rules. Save as disclosed above, for the year ended December 31, 2016, the Company has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Listing Rules.

9	Audit Committee

The Audit Committee of the Company comprises Mr. Lin Boqiang, Mr. Liu Yuezhen and Mr. Zhang Biyi. The major responsibilities of the Audit Committee are to review and monitor the Group’s financial reporting procedures and internal control systems and to provide opinions to the Board. The Audit Committee of the Company has reviewed and confirmed the annual results for the twelve months ended December 31, 2016.

The figures set out in the results announcement of the Group for the year ended December 31, 2016 have been reviewed by the Company’s auditor to be consistent with the figures set out in the Group’s audited consolidated financial statements for the year ended December 31, 2016.

By Order of the Board of Directors

PetroChina Company Limited

Wang Yilin

Chairman

Beijing, the PRC

March 30, 2017

As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as the Vice Chairman and non-executive Director; Mr. Wang Dongjin as the Vice Chairman and executive Director; Mr. Xu Wenrong, Mr. Yu Baocai, Mr. Shen Diancheng, Mr. Liu Yuezhen and Mr. Liu Hongbin as non-executive Directors; Mr. Zhao Zhengzhang as executive Director; and Mr. Chen Zhiwu, Mr. Richard H. Matzke, Mr. Lin Boqiang and Mr. Zhang Biyi as independent non-executive Directors.

This announcement contains certain forward-looking statements with respect to the financial position, financial results and business of the Group. These forward-looking statements are, by their names, subject to significant risk and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect to future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.